SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

John Kingston, III

Executive Vice President, General Counsel and Secretary

Affiliated Managers Group, Inc.

600 Hale Street

Prides Crossing, Massachusetts 01965

617-747-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

William M. Shields, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

December 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 42982Y109

1	Names of Reporting Persons Affiliated Managers Group, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,607,813 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,607,813

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.5%(1)(2)

14	Type of Reporting Person CO

(1)  As described in this Schedule 13D, the reporting person has shared voting power over shares beneficially owned by SDB Aston, Inc., KCA Aston, Inc., R. Bruce Cameron, Richard S. Foote, Aidan J. Riordan, Hoyt Ammidon Jr., R. Bradley Forth, Broad Hollow LLC and Woodbourne Partners, L.P. with respect to the specific matters identified in those certain Voting Agreements, each dated as of December 12, 2009, by and between each of such shareholders, the reporting person and Manor LLC (the “Voting Agreements”). Neither the filing of this statement on Schedule 13D, nor any of its contents, will be deemed to constitute an admission by the reporting party that it is the beneficial owner of any of the shares beneficially owned by the other parties to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculated based on (i) 15,039,244 shares of Common Stock of Highbury Financial Inc., par value $0.0001 per share, outstanding as of December 12, 2009, as represented and warranted to the reporting person by the issuer in the Agreement and Plan of Merger, dated as of December 12, 2009, by and among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc., plus (ii) 2,231,863 shares of the issuer’s Common Stock, which represents the number of votes entitled to be cast in a vote to approve the Merger (as defined below) by SDB Aston, Inc. and KCA Aston, Inc. as the holders of 657.16 shares of Highbury Series B Preferred Stock (as defined below).

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Highbury Common Stock”), of Highbury Financial Inc., a Delaware corporation (“Highbury”).

Highbury’s principal executive office is located at 999 Eighteenth Street, Suite 3000, Denver, CO 80202.

Item 2.	Identity and Background

(a)  The reporting person filing this Schedule 13D is Affiliated Managers Group, Inc., a Delaware corporation (“AMG”).

(b), (c)  AMG’s principal executive office is located at 600 Hale Street, Prides Crossing, Massachusetts 01965.  AMG is an asset management company with equity investments in a diverse group of boutique investment management firms. Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of AMG’s executive officers and directors, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d), (e), (f)  During the past five years, neither AMG nor, to AMG’s knowledge, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither AMG nor, to AMG’s knowledge, any person named in Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.  All of the directors and executive officers of AMG named in Schedule I to this Schedule 13D are United States citizens. Rita Rodriguez is both a citizen of the United States and Cuba.

Item 3.	Source and Amount of Funds or Other Consideration

On December 12, 2009, AMG, Manor LLC, a Delaware limited liability company and a wholly-owned subsidiary of AMG (“Merger Sub”), and Highbury entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Highbury will merge with and into the Merger Sub (the “Merger”).  Following the Merger, the separate corporate existence of Highbury will cease and Merger Sub will continue as the surviving limited liability company under the name “Manor LLC” and be the wholly-owned subsidiary of AMG (the “Surviving Company”).  Pursuant to the Merger Agreement, the holders of shares of Highbury Common Stock will receive 1,748,879 shares of AMG common stock, par value $0.01 per share (the “AMG Common Stock”), in the aggregate as consideration in the Merger (the “Aggregate Merger Consideration”), subject to potential adjustment as described in the Merger Agreement.

At the effective time of the Merger, each share of Highbury Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive such number of shares of AMG Common Stock as is equal to the Aggregate Merger Consideration divided by the number of shares of Highbury Common Stock issued and outstanding immediately prior to the effective time of the Merger, following (i) the exchange of Series B Convertible Preferred Stock, par value $0.0001 per share, of Highbury (the “Highbury Series B Preferred Stock”) for newly issued shares of Highbury Common Stock pursuant to the terms of an exchange agreement entered into by Highbury with each holder of Highbury Series B Preferred Stock and (ii) the exercise or expiration of all of Highbury’s outstanding warrants which expire on January 25, 2010 (other than shares owned or held directly by Highbury and other than shares of Highbury Common Stock held by stockholders who are entitled to demand and have properly demanded appraisal rights in connection with the Merger).

In addition, immediately prior to the closing of the Merger, subject to applicable law and the terms of the Merger Agreement, the board of directors of Highbury is permitted to declare a special dividend, payable upon the closing of the Merger, to all holders of record of shares of Highbury Common Stock immediately prior to the effective time of the Merger (including the holders of shares of Highbury Common Stock issued in exchange for shares of Highbury Series B Preferred Stock) in an aggregate amount equal to Highbury’s working capital (including all Highbury liabilities then outstanding) as of the end of the calendar month prior to the closing of the Merger minus $5,000,000.

Concurrent with, and as a condition to, AMG’s and Merger Sub’s entering into the Merger Agreement, certain of Highbury’s shareholders (SDB Aston, Inc., KCA Aston, Inc., R. Bruce Cameron, Richard S. Foote, Aidan J. Riordan, Hoyt Ammidon Jr., R. Bradley Forth, Broad Hollow LLC and Woodbourne Partners, L.P.) entered into voting agreements (collectively, the “Voting Agreements”), pursuant to which they have each agreed, among other things, in their respective capacities as stockholders of Highbury:

•      to appoint AMG as proxy to vote all of their beneficially owned shares of Highbury Common Stock and Highbury Series B Preferred Stock (collectively, the “Highbury Securities”) entitled to vote, subject to certain restrictions as described in the Voting Agreements, in favor of adopting the Merger Agreement; and

•      in the event AMG elects not to exercise its right to vote the Highbury Securities, to vote the Highbury Securities entitled to vote during the term of the Voting Agreements in favor of adopting the Merger Agreement.

Under the terms of the Voting Agreements, each stockholder also has agreed to certain restrictions on the transferability of his or its Highbury Securities and the transferability of certain voting rights.  Each Voting Agreement terminates upon the earlier of (i) completion of the Merger, (ii) termination of the Merger Agreement in accordance with its terms and (iii) any amendment of the Merger Agreement that adversely impacts the stockholder in any material respect, without the prior written consent of the stockholder.  Each Voting Agreement also contains customary representations and warranties.

As of December 12, 2009, the shares of Highbury Common Stock and Highbury Series B Preferred Stock subject to Voting Agreements represent, in the aggregate, 5,607,813 shares, or approximately 30% of the shares of Highbury Common Stock entitled to vote to approve the Merger.

AMG paid no consideration in exchange for the stockholders entering into the Voting Agreements.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction
AMG’s purpose in entering into the Voting Agreements is to promote its aim of acquiring Highbury through the Merger.

(a)(b)  AMG and Merger Sub intend to complete the Merger, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (including approval of the Merger by Highbury stockholders).  Upon consummation of the Merger, each share of Highbury Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive such number of shares of AMG Common Stock, as described above.

(c)  Not applicable.

(d)  The Merger Agreement provides that the officers and directors of Highbury will resign their positions as of the effective time of the Merger. Upon consummation of the Merger, the Surviving Company shall be managed by AMG, as its sole member.

(e)  Other than as a result of the Merger described above, not applicable.

(f)   Upon consummation of the Merger, the separate corporate existence of Highbury will cease and Merger Sub will continue as the surviving limited liability company under the name “Manor LLC” and be the wholly-owned subsidiary of AMG.

(g)  Upon consummation of the Merger, the certificate of formation of Merger Sub, as in effect immediately prior to the Merger, will become the certificate of formation of the Surviving Company, until thereafter changed or amended as provided therein or under the Delaware Limited Liability Company Act. Upon consummation of the Merger, the limited liability company agreement of Merger Sub as in effect immediately prior to the Merger, will become the limited liability company agreement of the Surviving Company until thereafter changed or amended as provided therein or under the Delaware Limited Liability Company Act.

(h) Upon consummation of the Merger, AMG will cause the Highbury Common Stock to be delisted from the OTC Bulletin Board.

(i)  Upon consummation of the Merger, AMG will cause the Highbury Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended.

(j)  Other than as described above, not applicable.

Item 5.	Interest in Securities of the Issuer

(a), (b)  Pursuant to the Voting Agreements, AMG is, or may be deemed to be, the beneficial owner of 5,607,813 shares of Highbury Common Stock as of December 12, 2009.  These shares represent approximately 32.5% of the outstanding shares of Highbury Common Stock as of December 12, 2009 calculated in accordance with Rule 13d-3.  AMG has shared voting power over all of these shares with respect to the matters described above, but AMG expressly disclaims beneficial ownership of any of the shares owned by the other parties to the Voting Agreements and disclaims membership in any group with such parties.

(c)  Neither AMG nor, to the knowledge of AMG, any director or executive officer of AMG named in Schedule I to this Schedule 13D, has effected any transaction in shares of Highbury Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

The description set forth in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To AMG’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D, or between such persons and any other person, with respect to any securities of Highbury, other than the following:

•      The Merger Agreement, which contemplates the acquisition by AMG, through Merger Sub, of all of the issued and outstanding shares of Highbury Common Stock in the Merger. The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

•      The Voting Agreements. The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description set forth in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Exhibit Name

2.1

Agreement and Plan of Merger, dated as of December 12, 2009, among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on December 14, 2009).

2.2	Form of Voting Agreement, dated as of December 12, 2009, by and between Affiliated Managers Group, Inc., Manor LLC and those shareholders of Highbury Financial Inc. party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2009
Affiliated Managers Group, Inc.

	By:	/s/ John Kingston, III
		Name:	John Kingston, III
		Title:	Executive Vice President,
General Counsel and Secretary

Schedule I

Executive Officers and Directors of AMG

Executive Officers of AMG as of December 22, 2009

Unless otherwise indicated, each of the individuals listed below is employed by AMG, which has a principal business address of 600 Hale Street, Prides Crossing, Massachusetts 01965.

Name, Employer and Address	Title, Present Principal Occupation or Employment

Sean M. Healey	Director, President and Chief Executive Officer

Darrell W. Crate	Executive Vice President, Chief Financial Officer and Treasurer

Nathaniel Dalton	Executive Vice President and Chief Operating Officer

Jay C. Horgen	Executive Vice President

John Kingston, III	Executive Vice President, General Counsel and Secretary

Directors of AMG as of December 22, 2009

Name, Employer and Address	Title, Present Principal Occupation or Employment
Samuel T. Byrne CrossHarbor Capital Partners LLC One Boston Place, Suite 2300 Boston, MA 02108	Managing Partner at CrossHarbor Capital Partners LLC; AMG Director

Richard E. Floor Goodwin Proctor LLP Exchange Place 53 State Street Boston, MA 02109	Partner at Goodwin Proctor LLP; AMG Director

Sean M. Healey	See above under “Executive Officers”

Harold J. Meyerman c/o Affiliated Managers Group, Inc. 600 Hale Street Prides Crossing, MA 01965	AMG Director

William J. Nutt c/o Affiliated Managers Group, Inc. 600 Hale Street Prides Crossing, MA 01965	AMG Director

Name, Employer and Address	Title, Present Principal Occupation or Employment
Rita M. Rodriguez Woodstock Theological Center Georgetown University, Box 571137 Washington, DC 20057-1137	Senior Fellow at Woodstock Theological Center; AMG Director

Patrick T. Ryan Clark Street Ventures, LLC 686 Hale Street Beverly, MA 01965	Managing Director at Clark Street Ventures, LLC; AMG Director

Jide J. Zeitlin The Keffi Group 500 Fifth Avenue 44th Floor New York, NY 10110	President of The Keffi Group; AMG Director

Exhibit Index

Exhibit	Exhibit Name

2.1

Agreement and Plan of Merger, dated as of December 12, 2009, among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on December 14, 2009).

2.2	Form of Voting Agreement, dated as of December 12, 2009, by and between Affiliated Managers Group, Inc., Manor LLC and those shareholders of Highbury Financial Inc. party thereto.